Exhibit 99(d)(6)

JOHN HANCOCK INVESTMENT TRUST

on behalf of John Hancock Disciplined Value International Fund

AMENDMENT TO ADVISORY AGREEMENT

AMENDMENT made as of the 29th day of June, 2023, to the Amended and Restated Advisory Agreement dated June 30, 2020, as amended, (the “Agreement”) between John Hancock Investment Trust (the “Trust”), a Massachusetts business trust, on behalf of its series John Hancock Disciplined Value International Fund, and John Hancock Investment Management LLC (the “Adviser”), a Delaware limited liability company. In consideration of the mutual covenants contained herein, the parties agree as follows:

1.	CHANGE IN APPENDIX A

Appendix A of the Agreement, which relates to Section 4 of the Agreement, “COMPENSATION OF ADVISER,” is hereby amended to reflect the updated fee schedule for John Hancock Disciplined Value International Fund and any contrary fee schedule information is hereby superseded.

ADVISORY FEE SCHEDULES

The Adviser shall serve as an investment adviser for the Fund of the Trust listed below. The Trust will pay the Adviser, as full compensation for all services provided under this Agreement with respect to the Fund, the fee computed separately for the Fund at an annual rate as set forth in the chart below (the “Adviser Fee”).

The term Aggregate Net Assets in the chart below includes the net assets of the Fund. This term also includes as indicated in the chart the net assets of one or more other portfolios, but in each case only for the period during which the Adviser also serves as the adviser for the other portfolio(s) and only with respect to the net assets of such other portfolio(s) that are managed by the Adviser.

For purposes of determining Aggregate Net Assets and calculating the Adviser Fee, the net assets of the Fund and each other fund of the Trust are determined as of the close of business on the previous business day of the Trust, and the net assets of each portfolio of each other fund are determined as of the close of business on the previous business day of that fund.

An Adviser Fee based on Aggregate Net Assets for a Fund shall be based on the applicable annual fee rate for the Fund which for each day shall be equal to (i) the sum of the amounts determined by applying the annual percentage rates in the table to the applicable portions of Aggregate Net Assets divided by (ii) Aggregate Net Assets (the “Applicable Annual Fee Rate”). The Adviser Fee for each Fund shall be accrued and paid daily to the Adviser for each calendar day. The daily fee accruals for Adviser Fees based on Aggregate Net Assets will be computed by multiplying the fraction of one over the number of calendar days in the year by the Applicable Annual Fee Rate and multiplying this product by the net assets of the Fund. Fees shall be paid either by wire transfer or check, as directed by the Adviser.

If, with respect to any Fund, this Agreement becomes effective or terminates, or if the manner of determining the Applicable Annual Fee Rate changes, before the end of any month, the fee (if any) for the period from the effective date to the end of such month or from the beginning of such month to the date of termination or from the beginning of such month to the date of such change, as the case may be, shall be prorated according to the proportion which such period bears to the full month in which such effectiveness or termination or change occurs.

Portfolio	First $500 Million of Aggregate Net Assets*	Next $500 Million of Aggregate Net Assets*	Next $1 Billion of Aggregate Net Assets*	Next $1 Billion of Aggregate Net Assets*	Next $2 Billion of Aggregate Net Assets*	Excess over $5 Billion of Aggregate Net Assets*
John Hancock Disciplined Value International Fund	0.750%	0.720%	0.690%	0.670%	0.660%	0.650%

*

Assets will aggregate with the following funds: (i) Disciplined Value International Trust, a series of John Hancock Variable Insurance Trust; (ii) Manulife Boston Partners International Equity Fund (Canada); (iii) the portion of the net assets of Manulife Balanced Fund (Canada) invested in Boston Partners International Equity Pooled Fund (Canada); (iv) the portion of the net assets of MLI Pension Plus Growth Fund (Canada) invested in Boston Partners International Equity Pooled Fund (Canada); (v) the portion of the net assets of Manulife MIM Diversified Fund (Canada) invested in Boston Partners International Equity Pooled Fund (Canada); and (vi) the portion of the net assets of Manulife Diversified Tri-Plan Fund (Canada) invested in Boston Partners International Equity Pooled Fund (Canada).

2.	EFFECTIVE DATE

This Amendment shall become effective as of May 24, 2023, following approval of the Amendment by the Board of Trustees of the Trust.

3.	DEFINED TERMS

Unless otherwise defined herein, capitalized terms used herein have the meanings specified in or pursuant to the Agreement.

4.	OTHER TERMS OF THE AGREEMENT

Except as specifically amended hereby, all of the terms and conditions of the Agreement shall continue to be in full force and effect and shall be binding upon the parties in accordance with their respective terms.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed under seal by their duly authorized officers as of the date first mentioned above.

JOHN HANCOCK INVESTMENT TRUST, on behalf of John Hancock Diversified Value International Fund

By:	/s/ Andrew G. Arnott
Name:	Andrew G. Arnott
Title:	President

JOHN HANCOCK INVESTMENT MANAGEMENT LLC

By:	/s/ Jay Aronowitz
Name:	Jay Aronowitz
Title:	Chief Investment Officer

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